SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.1)

Capital Properties, Inc.

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(Name of Issuer)

Class A Common Stock, $0.01 Par Value

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(Title of Class of Securities)

140430 10 9

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(CUSIP Number)

Margaret D. Farrell, 50 Kennedy Plaza, Suite 1500

Providence, RI 02903 (401) 274-2000

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 2, 2007

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise

Schedule 13D (Amendment No. 1)

subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 140430 10 9

i.

(1)	Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

Stephen J. Carlotti
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(2)	Check the Appropriate Box if a Member of a Group*	(a)	[	]
(b)	☒
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(3)	SEC Use Only
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(4)	Source of Funds (See Instructions)
IN
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(5)	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)	[	]
Not Applicable
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(6)	Citizenship or Place of Organization
United States of America
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(7)	Sole Voting Power
Number of	100
Shares	------------------------------------------------------------------------------------------
Beneficially	(8)	Shared Voting Power
Owned by	0
Each	------------------------------------------------------------------------------------------
Reporting	(9)	Sole Dispositive Power
Person With	100
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(10)	Shared Dispositive Power

0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
100
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(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)	[	]

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Schedule 13D (Amendment No. 1)

ii.

(1)	Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

Robert H. Eder 2005 Trust
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(2)	Check the Appropriate Box if a Member of a Group*	(a)	[	]
(b)	☒
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(3)	SEC Use Only
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(4)	Source of Funds (See Instructions)
OO
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(5)	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)	[	]
Not Applicable
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(6)	Citizenship or Place of Organization
United States of America
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(8)	Sole Voting Power
Number of	0
Shares	------------------------------------------------------------------------------------------
Beneficially	(8)	Shared Voting Power
Owned by	0
Each	------------------------------------------------------------------------------------------
Reporting	(9)	Sole Dispositive Power
Person With	0
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(11)	Shared Dispositive Power

0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
0
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(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)	[	]

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Schedule 13D (Amendment No. 1)

iii.

(1)	Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

Linda Eder 2005 Trust
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(2)	Check the Appropriate Box if a Member of a Group*	(a)	[	]
(b)	☒
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(3)	SEC Use Only
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(4)	Source of Funds (See Instructions)
OO
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(5)	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)	[	]
Not Applicable
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(6)	Citizenship or Place of Organization
United States of America
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(9)	Sole Voting Power
Number of	0
Shares	------------------------------------------------------------------------------------------
Beneficially	(8)	Shared Voting Power
Owned by	0
Each	------------------------------------------------------------------------------------------
Reporting	(9)	Sole Dispositive Power
Person With	0
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(12)	Shared Dispositive Power

0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
0
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(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)	[	]

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Schedule 13D (Amendment No. 1)

ITEM 1.	SECURITY AND ISSUER.

Class A Common Stock, $.01 par value per share (“Common Stock”). Capital Properties, Inc., 100 Dexter Road, East Providence, Rhode Island 02914.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	(i) Stephen J. Carlotti

(ii) Robert H. Eder 2005 Trust

(iii) Linda Eder 2005 Trust

(b)	(i), (ii), (iii)	c/o Hinckley, Allen & Snyder, LLP

50 Kennedy Plaza, Suite 1500

Providence, Rhode Island 02903

(c)	(i) Partner, Hinckley, Allen & Snyder LLP

50 Kennedy Plaza, Suite 1500

Providence, Rhode Island 02903

(ii), (iii) Trust

(d)	(i), (ii), (iii) None

(e)	(i), (ii), (iii) None

(f)	(i), (ii), (iii) United States of America

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 100 shares of Class A Common Stock held directly by Mr. Carlotti were acquired with personal funds of Mr. Carlotti’s solely for investment purposes.

ITEM 4.	PURPOSE OF TRANSACTION.

Mr. Carlotti, as trustee of the Robert H. Eder 2005 Trust and the Linda Eder 2005 Trust, and each of the aforesaid trusts separately have reported ownership of greater than 10% of the outstanding securities of the issuer. As of February 2, 2007, those trusts were terminated and the securities of the issuer held by those trusts were transferred back to Mr. and Ms. Eder.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	(i) The aggregate number of securities identified pursuant to Item 1 beneficially owned by Mr. Carlotti is 100, representing less than 1% of the 3,299,956 shares of

Schedule 13D (Amendment No. 1)

the issuer’s Class A Common Stock outstanding on October 31, 2006, which shares of the issuers Class A common stock are held by Mr. Carlotti directly.

(ii) The aggregate number of securities identified pursuant to Item 1 beneficially owned by the Robert H. Eder 2005 Trust is 0.

(iii) The aggregate number of securities identified pursuant to Item 1 beneficially owned by the Linda Eder 2005 Trust is 0.

(b)

(i) The number of shares as to which Mr. Carlotti has sole power to vote or to direct the vote is 100; the number of shares as to which there is shared power to vote or to direct the vote is 0; the number of shares as to which there is sole power to dispose or to direct the disposition is 100; the number of shares as to which there is shared power to dispose or direct the disposition is 0.

(ii) The number of shares as to which the Robert H. Eder 2005 Trust has sole power to vote or to direct the vote is 0; the number of shares as to which there is shared power to vote or to direct the vote is 0; the number of shares as to which there is sole power to dispose or to direct the disposition is 0; the number of shares as to which there is shared power to dispose or direct the disposition is 0.

(iii) The number of shares as to which the Linda Eder 2005 Trust has sole power to vote or to direct the vote is 0; the number of shares as to which there is shared power to vote or to direct the vote is 0; the number of shares as to which there is sole power to dispose or to direct the disposition is 0; the number of shares as to which there is shared power to dispose or direct the disposition is 0.

(c)	(i), (ii), (iii) None

(d)	(i), (ii), (iii) Not applicable.

(e)	(i), (ii), (iii) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Carlotti serves as trustee of the Robert H. Eder 2005 Trust and the Linda Eder 2005 Trust pursuant to two separate trust agreements, which, following termination of said trusts, do not own any shares of the issuer’s Class A Common Stock.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Schedule 13D (Amendment No. 1)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2007	/s/ Stephen J. Carlotti
Stephen J. Carlotti

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2007	Robert H. Eder 2005 Trust

By:/s/ Stephen J. Carlotti
Name: Stephen J. Carlotti
Title: Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2007	Linda Eder 2005 Trust

By: /s/ Stephen J. Carlotti
Name: Stephen J. Carlotti
Title: Trustee